(713) 860-7352
willburns@paulhastings.com

September 20, 2023

VIA EDGAR CORRESPONDENCE FILING

Ms. Kimberly Browning
Division of Investment Management
Mr. David Orlic

Disclosure Review Office

Mr. John F. Kernan

Mr. Ken Ellington

Disclosure Review and Accounting Office
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8626

Re:	Kayne Anderson Energy Infrastructure Fund, Inc. Registration Statement on Form N-14 (File No. 333-270879) and Related Schedule 13E-3

Dear Ms. Browning and Messrs. Orlic, Kernan and Ellington:

This letter relates to Amendment No. 3 to the Registration Statement on Form N-14 (the “Registration Statement”) of our client, Kayne Anderson Energy Infrastructure Fund, Inc. (“KYN” or the “Registrant”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 20, 2023 pursuant to the Securities Act of 1933, as amended. This letter is being filed in response to oral comments given on September 14, 2023 by Kim Browning of the staff of the Commission (the “Staff”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). At your request, we will send to you by email a marked copy of the Registration Statement showing changes made.

Each response is prefaced by the Staff’s corresponding comment in italicized text. We have restated the substance of those comments to the best of our understanding. Unless otherwise specified, page references in the text of this response letter correspond to the page numbers in Amendment No. 4. All capitalized terms not otherwise defined herein shall have the meaning set forth in Amendment No. 4. The Registrant acknowledges the Staff’s standard disclaimer that the Registrant remains responsible for its disclosure in the Registration Statement.

PROXY STATEMENT/PROSPECTUS COVER

1.	With respect to the disclosure regarding the tax treatment of the Merger, first appearing on the cover page of the joint proxy statement/prospectus, please revise the disclosure to also include an explanation for the basis of the tax treatment (i.e., the tax opinion).

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly.

JOINT PROXY STATEMENT/PROSPECTUS

2.	With respect to the disclosure under the heading “Questions and Answers— How has KYN performed relative to KMF?”, the Staff notes that a table of average annual total returns based on market value has been presented. However, the Staff notes that table is not included under the heading “Proposal One: Merger—Performance Information.” Please revise the later disclosure in the document to also include such table.

Ms. Kimberly Browning
Mr. David Orlic

Mr. John F. Kernan
Mr. Ken Ellington

U.S. Securities and Exchange Commission
September 20, 2023

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly.

3.	Under those same headings, please delete the word “historical’ from the phrases “historical average annual total returns” and “historical average total returns” to more closely track the language contained in Instruction 4(g)(2)(b) to Item 24 of Form N-2.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly.

4.	Under those same headings, please delete the sentence that states “Although total operating expenses including the management fee and income taxes may be higher for the Combined Company, KYN’s performance, inclusive of such expenses, has exceeded that of KMF for the prior 1-, 3-, and 10-year periods, as well as since November 30, 2010 (shortly after KMF’s commencement of operations).” to more closely track the language contained in Instruction 4(g)(2)(b) to Item 24 of Form N-2. However, the Staff would not object to such disclosure being presented elsewhere in the joint proxy statement/prospectus so long as it is not misleading.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly.

5.	With respect to the disclosure under those same headings, please revise to include the required statement from Instruction 4(g)(2)(b) to Item 24 of Form N-2 to the effect that past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the sale of fund shares.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly.

6.	Please harmonize the disclosure throughout the document when referring to the Tier Waiver and/or the Merger Waiver to explicitly clarify that both are contractual waivers to avoid any potential confusion on the part of investors.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly.

7.	Please also harmonize the disclosure throughout the document when referring to the Tier Waiver and/or the Merger Waiver to clarify that neither waiver would be subject to recoupment.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly.

8.	Please revise the disclosure included under the heading “Summary—Proposal Two: Issuance of Additional KYN Common Stock” regarding the expected benefits of the Merger to make clear that such benefits are not guaranteed and to more closely align with disclosure elsewhere in the joint proxy statement/prospectus that addresses the risks of the Merger.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly.

9.	Under the heading “Proposal One: Merger—Automatic Dividend Reinvestment Plan,” please revise the disclosure to clarify that Plan Administrator fees borne by KYN or KMF ultimately will be borne by the common stockholders of the Companies.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly.

Ms. Kimberly Browning
Mr. David Orlic

Mr. John F. Kernan
Mr. Ken Ellington

U.S. Securities and Exchange Commission
September 20, 2023

10.	With respect to prior comment 3, where describing differences between the Companies, please also expand the disclosure to include any differences between the Companies’ fundamental investment restrictions (or confirm that there are no differences).

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly.

11.	With respect to prior comment 8, the Staff is of the view that there are material differences between the Companies’ investment objectives and that to disclose otherwise is materially inaccurate. Please revise the relevant disclosure accordingly.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to the undersigned at (713) 860-7352.

Very truly yours,

/s/ R. William Burns III

R. William Burns III
of PAUL HASTINGS LLP

cc:	Kayne Anderson Energy Infrastructure Fund, Inc. David A. Hearth, Paul Hastings LLP